

07008356

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2006 (MM/DD/YY) AND ENDING 08/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EDGE TRADE INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square, 12th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Zasky (212)-271-6470
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle Zasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EdgeTrade Inc., as of August 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

PRESIDENT

Title



Notary Public

NORMAN D. SCHWARTZ
Notary Public, State of New York
No. 31-4915818
Qualified in New York County
Commission Expires Jan. 11, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EdgeTrade Inc.

Statement of Financial Condition

August 31, 2007

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
EdgeTrade Inc.
New York, New York

We have audited the accompanying statement of financial condition of EdgeTrade Inc. (the "Company") as of August 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of EdgeTrade Inc. as of August 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
October 26, 2007

EdgeTrade, Inc.

Statement of Financial Condition
August 31, 2007

ASSETS

Current Assets:	
Cash and cash equivalents	$ 2,691,970
Clearing deposit	602,137
Due from clearing broker	128,388
Accounts receivable, including execution fees	1,397,134
Short-term investments	731,041
Prepaid expenses	258,448
Deferred tax assets	188,377
Total current assets	5,997,495
Non Current Assets:	
Furniture, equipment and leasehold improvements - net of accumulated depreciation of $651,459	1,242,020
Internal software - net of accumulated amortization of $921,393	523,472
Security deposits	92,196
Deferred tax assets	26,888
Total non current assets	1,884,576
Total assets	$ 7,882,071

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Other accounts payable and accrued expenses	$ 2,725,321
Accounts payable - soft dollars	654,004
Capital lease obligation	239,816
Deferred rent	161,060
Commissions payable	38,558
Total liabilities	3,818,759
Subordinated borrowing	500,000
Stockholders' Equity:	
Series A participating preferred stock, 7% cumulative; $0.01 par value; authorized 4,000,000 shares; 3,604,891 issued and outstanding	36,049
Common stock - $0.01 par value; authorized 40,000,000 shares; 22,198,385 shares issued and outstanding	221,984
Additional paid-in capital	5,697,110
Accumulated deficit	(2,391,831)
Total stockholders' equity	3,563,312
Total liabilities and stockholders' equity	$ 7,882,071

See Notes to Statement of Financial Condition

EdgeTrade Inc.

Notes To Statement of Financial Condition

Note 1. Organization and Nature of Business

EdgeTrade Inc. (the "Company") is a fully disclosed broker-dealer specializing in the United States equity markets. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of both the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated on September 14, 1999, pursuant to the provisions of the General Corporation Law of the State of Delaware. The Company's name was changed from "Edgetrade.com, Inc." to "EdgeTrade Inc." on March 22, 2006.

The Company acts as a broker executing transactions for and provides direct market access and algorithmic trading technology to institutional customers. The products and services are delivered through state-of-the-art technology.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid instruments including balances in managed short-term accounts with financial institutions. These balances may exceed federally-insured limits and which subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts.

Accumulated depreciation and amortization: Furniture and equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the life of the lease. Internal software development costs are amortized over ten years.

Short-term investments: Short-term investments represent balances held in various series of auction rate instruments in a managed account with a broker-dealer as a proprietary account of an introducing broker. These investments are carried at cost, which approximates fair value.

Income taxes: The Company files United States federal, state and local income/franchise tax returns. Differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis are recorded as deferred income tax assets or liabilities in accordance with the provisions of Statement of Financial Accounting Standards No. 109. A valuation allowance is recognized if it is more likely than not that some portion of a deferred asset will not be recognized. When evaluating whether a valuation allowance is appropriate, SFAS No. 109 requires a company to consider such factors as previous operating results, future earnings potential, tax planning strategies and future reversals of existing temporary differences. The valuation allowance is increased or decreased in future years based on changes in these criteria. Management of the Company believes that no valuation allowance is deemed necessary at August 31, 2007.

Note 2. Significant Accounting Policies (continued)

Stock-based compensation: The Company has a stock-based employee compensation plan, which is described more fully in Note 10. On September 1, 2006, the Company adopted SFAS No. 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires all share-based payments, including grants of stock options, to be recognized in the statement of operations as an operating expense, based on their fair values. The Company estimates the fair value of each option award on the date of grant using a Black-Scholes based option-pricing model.

Prior to adopting SFAS 123R, the Company accounted for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees,". The prospective method was applied in adopting SFAS 123R and, accordingly, periods prior to adoption have not been restated.

Internal software development costs: Capitalized internal software costs incurred after technological feasibility are amortized on a straight-line basis over 10 years. Impairment is recognized and measured in accordance with the provisions of FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Accordingly, impairment is recognized and measured, annually, when:

a. Internal-use computer software is not expected to provide substantive service potential,

b. A significant change occurs in the extent or manner in which the software is used or is expected to be used,

c. A significant change is made or will be made to the software program,

d. Costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

New accounting pronouncements: In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which establishes a single authoritative definition of fair value, and sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company believes the provisions of SFAS No. 157 will not have significant effect on its financial position.

Note 3. Furniture, Equipments and Leasehold improvements

Furniture, equipments and leasehold improvements consists of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Furniture and fixtures	$ 90,494	$ (48,414)	$ 42,080
Office equipment	1,243,524	(593,966)	649,558
Leasehold improvements	559,461	(9,080)	550,382
	$ 1,893,479	$ (651,459)	$ 1,242,020

Note 4. Internal software

Internal software development costs consist of the following:

Salaries and payroll taxes	$ 1,305,106
Agency fees	104,630
Other costs	35,130
	1,444,866
Less: accumulated amortization	(921,393)
	$ 523,473

Note 5. Soft Dollar Arrangements

The Company maintains soft dollar or commission sharing arrangements with its customers under Section 28(e) of the Securities Exchange Act of 1934 (the "safe harbor rule"). This section provides a safe harbor to investment advisors and broker/dealers who use the commission dollars of their advised accounts to obtain research services from their research vendors and brokers. The Company recognizes soft dollar payables on a trade date basis and payments are made on behalf of the customers when invoices are received and approved. The Company has customers who operate outside Section 28(e) as stated in their subscription agreements. For those customers who operate outside Section 28(e), the Company can make payments for expenses that are not solely research expenses. At August 31, 2007, the Company has soft dollar payables of $654,004.

Note 6. Commitments and Contingencies

a) Operating lease commitments: The Company leases office spaces and equipment under operating leases. The lease for the office facilities is subject to escalation factors based on the operating experience of the lessor. A new office lease was signed and commenced on September 1, 2006 and will expire on April 30, 2014. Future minimum lease payments under noncancelable operating leases with terms in excess of one year as of August 31, 2007, are as of follows:

Years Ending August 31,	
2008	$ 536,943
2009	422,261
2010	405,214
2011	418,145
Thereafter	1,324,057
Total	$ 3,106,620

Note 6. Commitments and Contingencies (continued)

b) Capital lease commitments: The Company has leased computers under a capital lease which expires in 2009. The total future minimum lease payments at August 31, 2007, is as follows:

Years Ending August 31,2007	
2008	$ 141,453
2009	121,173
Total minimum lease payments	262,626
Less: Imputed Interest	22,810
Present value of net lease payments	239,816
Less: Current	124,270
Non-current	$ 115,546

c) The Company has a clearing agreement with Southwest Securities Inc. ("Southwest") effective as of August 25, 1997. This agreement can be terminated subject to prior notice. Southwest clears and maintains cash, margin or other accounts for the Company or the Company's customers.

d) The Company has a letter of credit in the amount of $90,788, expiring on September 26, 2008, to satisfy an office rental lease agreement. Cash and cash equivalents include $95,550 in certificates of deposit maintained at a bank, which is collateral for the letter of credit.

Note 7. Subordinated borrowing

The borrowing under subordination agreements at August 31, 2007, is as follows:

Subordinated loan, 9 percent, due June 16, 2008	$500,000

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the subordinated loan agreements due in June 2008.

Note 8. Stockholders' Equity

The Company's equity structure is comprised of Series A participating preferred stock and common stock.

a) Series A participating preferred stock

The holders of the Series A participating preferred stock can exercise conversion rights for common stock, based on formula, without any time limitations, as noted in the purchase agreement and are entitled to 7% cumulative dividends. Through August 31, 2007, accumulated and unpaid dividends were $451,059. Dividends are payable upon the occurrence of an underwritten public offering or sale of the Company.

Note 8. Stockholders' Equity (continued)

b) Common stock

2,126,626 shares of common stock are reserved for issuance under the Company's 1999 Stock Incentive Plan and 4,000,000 shares are reserved for conversion of the Series A participating preferred stock.

Note 9. Income Taxes

Deferred tax assets are comprised of the following at August 31, 2007:

Depreciation	$ 23,341
Stock Options	3,547
Bonus accrual	188,377
Total deferred tax asset	215,265
Less: Valuation allowance	-
Less: Current	188,377
Net non-current deferred tax asset	$ 26,888

Note 10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2007, the Company had net capital of $889,589, which was $637,551 in excess of its required minimum net capital of $252,038. The Company's aggregate indebtedness to net capital ratio was 4.29 to 1.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities servicing a diverse group of domestic and international corporations, both institutional and individual investors including other brokers and dealers. The Company executes transactions and introduces them for clearance to its clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients and counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

The accounts of the Company as well as the accounts of customers are cleared through one clearing broker.

Cash of approximately $2,691,000 is being held in four separate accounts in one bank. The Federal Deposit Insurance Corporation insures only the first $100,000 of funds of member banks.